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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D-A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3 )*
                                            ---

                        NEW WORLD RESTAURANT GROUP, INC.
                 f/k/a NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                      f/k/a NEW WORLD COFFEE & BAGELS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    648904200
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                                 (CUSIP Number)

                                 Thomas N. Trkla
                          Brookwood New World Co., LLC
                                 50 Dunham Road
                                Beverly, MA 10915
                         Telephone no. (978) 927 - 8300
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 5, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 648904200
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Brookwood New World Co., LLC
    FEIN: 04-3525759
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 (the "Amendment") amends Schedule 13D which was originally filed on August 18, 2000, and was previously amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001 and by that certain Amendment No. 2 to Schedule 13D filed on November 11, 2002, relating to the common stock (the "Common Stock") of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation ("New World"). The principal executive offices of New World are located at 1687 Cole Blvd., Golden, Colorado 80401.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Brookwood New World Co., LLC, a Delaware limited liability company (the "Manager"), with respect to shares previously beneficially owned by it. Prior to the transactions described in Item 6, the Manager was the sole managing member of Brookwood New World Investors, LLC, a Delaware limited liability company (the "Company"), which held shares of Common Stock in New World.

         (b) The address of the Manager is 50 Dunham Road Beverly, MA 10915

         (c) The Manager's primary business was to act as a managing member of the Company.

         (d) The Manager has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Manager has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Manager is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately prior to the transactions described in Item 6 below, the Manager, in its capacity as the managing member of the Company, was deemed to beneficially own an aggregate of 6,207,567 shares of Common Stock of New World, including 1,212,242 shares issuable upon exercise of warrants to purchase Common Stock, constituting approximately 12.17% of the 51,016,857 shares of Common Stock outstanding as of April 30, 2003. As a result of the transactions described in Item 6 below, the Manager does not beneficially own any of the shares of Common Stock or the warrants to purchase Common Stock.



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         (b) As a result of the transactions described in Item 6 below, the
Manager does not have the power to vote or dispose of the shares of Common Stock or the warrants to purchase Common Stock.

         (c) Other than as described in Item 6, the Manager has not engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to that certain Purchase Agreement dated as of June 5, 2003 (the "Purchase Agreement"), among the Manager, for itself as the managing member of the Company, and as attorney-in-fact for the non-managing members of the Company (the "Non-Managing Members") and the Company (collectively with the Manager and the Non-Managing Members, the "Sellers"), and Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd. (collectively, the "Purchasers"), the Sellers sold and transferred all of the membership interests in BNWI to the Purchasers and the Sellers granted to the Purchasers an irrevocable proxy (the "Proxy") to vote (i) an aggregate of 12,497.022 shares of the Series F Preferred Stock (including payment-in-kind dividends accrued on such shares), par value $0.001 per share (the "Series F Preferred Stock"), of New World, (ii) an aggregate of 4,995,325 shares of Common Stock of New World and (iii) warrants to acquire an aggregate of 1,212,242 shares of Common Stock of New World (the "Warrants" and, collectively with the shares of Series F Preferred Stock and Common Stock, the "Securities") for an aggregate purchase price of $8,300,000. Upon the consummation of the transaction contemplated by the Purchase Agreement, which occurred on June 6, 2003, the Manager was no longer a beneficial owner of the Securities and the Proxy ceased to be in effect. A copy of the Purchase Agreement is attached to this Schedule 13-D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Purchase Agreement dated as of June 5, 2003, by and among Brookwood New World Co., LLC, for itself as the managing member of Brookwood New World Investors, LLC, and as attorney-in-fact for the non-managing members of Brookwood New World Investors, LLC, Brookwood New World Investors, LLC and Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2003

                                                 BROOKWOOD NEW WORLD CO., LLC



                                                 By:     /s/ Thomas N. Trkla
                                                    ----------------------------
                                                 Name: Thomas N. Trkla
                                                 Title: Manager


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                                  EXHIBIT INDEX

Exhibit No.                Document

Exhibit 99.1 Purchase Agreement dated as of June 5, 2003, by and among Brookwood New World Co., LLC, for itself as the managing member and as attorney-in-fact for the non-managing members of Brookwood New World Investors, LLC, Brookwood New World Investors, LLC and Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.